Filed by Shore Bancshares, Inc.
                        (Commission File Number 0-22345)
       Pursuant to Rule 425 under the Securities Act of 1933, as amended

                                January 15, 2004

This filing relates to a proposed merger between Shore Bancshares, Inc. and Midstate Bancorp, Inc. pursuant to the terms of an Agreement dated November 12, 2003, as amended on January 15, 2004.

Overview

      On November 12, 2003, Shore Bancshares, Inc. ("Shore Bancshares") and Midstate Bancorp, Inc. ("Midstate Bancorp") announced the execution of a definitive merger agreement (the "Merger Agreement"). Under the terms of the Merger Agreement, which was unanimously approved by the boards of both companies, Midstate Bancorp will merge with and into Shore Bancshares. The Merger Agreement provides that each outstanding share of Midstate Bancorp common stock will be exchanged for (i) $31.00 in cash plus (ii) between 0.8513 to
0.9015 shares of Shore Bancshares common stock, depending on the price of Shore Bancshares common stock prior to the merger, with cash being paid in lieu of fractional shares. The Merger Agreement further provides that, in lieu of shares of Shore Bancshares common stock, any Midstate Bancorp stockholder holding fewer than 50 shares will receive the cash value of the shares of Shore Bancshares common stock into which their shares would otherwise be converted.

Amendment

      On January 15, 2004, Shore Bancshares and Midstate Bancorp entered into an amendment to the Merger Agreement to revise the provisions relating to the cash to be paid to Midstate Bancorp stockholders holding fewer than 50 shares of Midstate Bancorp common stock in lieu of shares of Shore Bancshares common stock. Under the amended Merger Agreement, these Midstate Bancorp stockholders will be entitled to receive the same merger consideration as that paid to Midstate Bancorp stockholders who hold at least 50 shares.

      The Merger is subject to the approval of regulatory agencies and Midstate Bancorp stockholders. The Merger is expected to close during the first quarter of 2004, but the exact timing of the closing will depend on the receipt of these approvals.

Available Information

Shore Bancshares and Midstate Bancorp will prepare and Shore Bancshares will file a proxy statement/prospectus with the Securities and Exchange Commission relating to the proposed merger. Investors and stockholders of Midstate Bancorp are urged to read the proxy statement/prospectus when it becomes available, because it will contain important information about the proposed merger. Investors and stockholders of Midstate Bancorp will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Shore Bancshares, without charge, at the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Shore Bancshares, Inc., 18 E. Dover Street, Easton, Maryland 21601, Attention: Treasurer (410-822-1400).

The statements contained in this filing are for information purposes only and are not intended as an offer or a solicitation with respect to the purchase or sale of any security.